Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764
NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES NORMAL COURSE ISSUER BID APPROVED BY TSX
TORONTO, ONTARIO (December 10, 2015) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") announced today that the Toronto Stock Exchange (the "TSX") has approved its notice of intention to make a normal course issuer bid ("NCIB") to purchase for cancellation up to $10,350,000 principal amount of its 6.25% convertible debentures due September 30, 2017 (the "Debentures"). The NCIB will take place over a one-year period, with the principal amount of Debentures subject to the NCIB representing up to 10% of the Debentures' public float as of December 9, 2015.

Tony Makuch, President and Chief Executive Officer of Lake Shore Gold, commented: "The approval of the NCIB positions us to move forward with purchases of our Debentures. De-leveraging our balance sheet continues to be a key objective for our Company, one that is being achieved at the same time that we have significantly grown our cash position. We regard the purchase of the Debentures as an efficient use of cash, which will lead to lower debt levels and reduced debt service obligations going forward."

The Company may purchase the Debentures at prevailing market prices and by means of open market transactions through the facilities of the TSX. In accordance with the applicable TSX rules, daily purchases under the NCIB will not exceed $24,000 in principal amount, which represents 25% of the average daily trading volume of the Debentures (being $99,800 principal amount of Debentures). The Company may make, once per calendar week, a block purchase of Debentures not owned, directly or indirectly, by insiders of the Company, that exceeds the daily repurchase restriction. The NCIB will commence on December 15, 2015 and will remain in effect until the earlier of December 14, 2016 or the date on which the Company has purchased the maximum number of Debentures permitted under the NCIB.

The Company has entered into an automatic purchase plan (the "Plan") with a broker in order to facilitate repurchases of Debentures under the NCIB, for up to a maximum of $10,350,000 principal amount of Debentures through the facilities of the TSX and alternative Canadian marketplaces. Under the Plan, the Company's broker may purchase Debentures under the NCIB when the Company would ordinarily not be permitted to, due to self-imposed blackout periods.

This press release shall not constitute an offer to purchase or the solicitation of an offer to buy convertible debentures in the United States, nor shall there be any purchase of such securities pursuant to the NCIB in any jurisdiction in which such offer, solicitation or purchase would be unlawful.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

Forward-looking Statements
Certain statements in this press release relating to the Company's expected NCIB, including the number of Debentures that may be purchased under the NCIB and the advantages to the Company's profitability of a purchase of Debentures pursuant to a NCIB are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements."

The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that that the Debentures will from time to time trade below their intrinsic value; that the Company will complete purchases of Debentures pursuant to the NCIB; that the broker will complete purchases of Debentures pursuant to the Plan; that the Canadian economy will remain stable over the next 12 months; that inflation will remain relatively low; that interest rates will remain stable; that the Canadian capital markets will continue to provide the Company with access to equity and/or debt at reasonable rates when required, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves.

The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, but are not limited to, the market price of the Debentures being too high to ensure that purchases benefit the Company and its debentureholders. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com